BEAR STEARNS COMMERCIAL MORTGAGE SECURITIES INC.
                               383 MADISON AVENUE
                            NEW YORK, NEW YORK 10179









                                 March 30, 2006



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


      Re:   Bear Stearns Commercial Mortgage Securities Inc.
            Registration on Form S-3 (File No. 333-130789)
            ----------------------------------------------

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Bear Stearns Commercial Mortgage Securities Inc. (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:00 p.m., Washington, D.C. time on March 31, 2006 or as soon thereafter as practicable.

            The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The undersigned acknowledges that should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






                            [Signature page follows.]

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                                Very truly yours,




                                BEAR STEARNS COMMERCIAL MORTGAGE SECURITIES INC.



                                By:  /s/ Joseph T. Jurkowski Jr.
                                     -------------------------------------------
                                     Name:   Joseph T. Jurkowski Jr.
                                     Title:  Vice President